

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Fauston Zanetton
Chief Financial Officer
Iconic Sports Acquisition Corp.
190 Elgin Avenue
KY1-9008
Cayman Islands

> **Re: Iconic Sports Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-40953**

Dear Fauston Zanetton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

General

1. With a view toward enhanced disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.

    If so, please provide disclosure in future filings that explains how this fact could impact your ability to complete your initial business combination. For instance, your disclosure should address each of the following points.

    •   Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

- Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

- Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

- Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

Please include an example of your intended disclosure in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Gus Rodriguez, Staff Accountant, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation